                                 "EXHIBIT 11"


The following table sets forth in detail the computation of earnings per share for the periods indicated.

                                            Three Months Ended              Nine Months Ended
                                                 March 31,                      March 31,
                                        ---------------------------    ---------------------------
                                              1995        1994              1995         1994
                                        ---------------------------    ---------------------------
Net income                                  $832,000     $775,000        $2,307,000   $2,265,000

Average common and common equivalent
  shares                                   1,789,903    1,790,245         1,792,280    1,781,287
Earnings per common and
  common equivalent shares                     $0.46        $0.43             $1.29        $1.27